                                                              Page 1 of 18 Pages
================================================================================

                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, DC  20549
                                   ----------------

                                   Amendment No. 3
                                          to
                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934

                            IPC Information Systems, Inc.
                                   (Name of Issuer)

                                     Common Stock
                                    $.01 par value
                            (Title of Class of Securities)
                                   ----------------

                                      44980K107
                                    (CUSIP Number)

                             Cable Systems Holding, LLC
                          (Name of Person Filing Statement)

                                Philip H. Werner, Esq.
                              Morgan, Lewis & Bockius LP
                                   101 Park Avenue
                              New York, New York  10178
                               Tel. No.:  212- 309-6000
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                    April 30, 1998
               (Date of Event which Requires Filing of this Statement)
                                   ----------------

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing
this statement because of Rule 13d-1(b)(3) or (4), check the following:    / /

================================================================================

-------------------                                          -------------------
CUSIP No. 44980K107                    13D                    Page 2 of 18 Pages
-------------------                                          -------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     Cable Systems Holding, LLC ("CSH LLC")
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) / /
                                                                         (b) /X/

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     Not applicable
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)                                                    / /

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     DE
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER

 NUMBER OF                    2,462,887
  SHARES            ------------------------------------------------------------
BENEFICIALLY        8    SHARED VOTING POWER
 OWNED BY
   EACH                       0
 REPORTING          ------------------------------------------------------------
PERSON WITH         9    SOLE DISPOSITIVE POWER

                              2,462,887
                    ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                              0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,462,887
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             64.65%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     OO
--------------------------------------------------------------------------------
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                          -------------------
CUSIP No. 44980K107                    13D                    Page 3 of 18 Pages
-------------------                                          -------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Cable Systems Holding Company
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) / /
                                                                         (b) /X/

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     Not applicable
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)                                                    / /

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     DE
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER

                              758,095
 NUMBER OF          ------------------------------------------------------------
  SHARES            8    SHARED VOTING POWER
BENEFICIALLY
 OWNED BY                     0
   EACH             ------------------------------------------------------------
 REPORTING          9    SOLE DISPOSITIVE POWER
PERSON WITH
                              758,095
                    ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                              0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          758,095
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              19.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

          CO
--------------------------------------------------------------------------------
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                          -------------------
CUSIP No. 44980K107                    13D                    Page 4 of 18 Pages
-------------------                                          -------------------


1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     Cable Systems International, Inc.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) / /
                                                                         (b) /X/

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     Not applicable
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)                                                    / /

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     DE
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER

                              758,095
                    ------------------------------------------------------------
 NUMBER OF          8    SHARED VOTING POWER
  SHARES
BENEFICIALLY                  0
 OWNED BY           ------------------------------------------------------------
   EACH             9    SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                   758,095
                    ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                              0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     758,095
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        19.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

          CO
--------------------------------------------------------------------------------
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                          -------------------
CUSIP No. 44980K107                    13D                    Page 5 of 18 Pages
-------------------                                          -------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     Peter A. Woog
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) / /
                                                                         (b) /X/

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     Not applicable
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)                                                    / /

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     US
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER

                              758,095
                    ------------------------------------------------------------
 NUMBER OF          8    SHARED VOTING POWER
  SHARES
BENEFICIALLY                  0
  OWNED BY          ------------------------------------------------------------
   EACH             9    SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                   758,095
                    ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                              0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     758,095
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         /X/
                 Excludes 1,704,792 shares owned directly by CSH LLC.
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        19.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                          -------------------
CUSIP No. 44980K107                    13D                    Page 6 of 18 Pages
-------------------                                          -------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     Woog Family Limited Partnership
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) / /
                                                                         (b) /X/

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     Not applicable
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)                                                    / /

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     US
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER

                              758,095
                    ------------------------------------------------------------
 NUMBER OF          8    SHARED VOTING POWER
  SHARES
BENEFICIALLY                  0
 OWNED BY           ------------------------------------------------------------
   EACH             9    SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                   758,095
                    ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                              0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          758,095
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         /X/
                 Excludes 1,704,792 shares held directly by CSH LLC.
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        19.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

       PN
--------------------------------------------------------------------------------
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                          -------------------
CUSIP No. 44980K107                    13D                    Page 7 of 18 Pages
-------------------                                          -------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     David Kirby
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) / /
                                                                         (b) / /

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     Not applicable
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)                                                    / /

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     US
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER

                              0
                    ------------------------------------------------------------
 NUMBER OF          8    SHARED VOTING POWER
  SHARES
BENEFICIALLY                  0
 OWNED BY           ------------------------------------------------------------
   EACH             9    SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                   0
                    ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                              0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          0
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                          -------------------
CUSIP No. 44980K107                    13D                    Page 8 of 18 Pages
-------------------                                          -------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     John O'Mara
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) / /
                                                                         (b) / /

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     Not applicable
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)                                                    / /

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     US
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER

                              0
                    ------------------------------------------------------------
 NUMBER OF          8    SHARED VOTING POWER
  SHARES
BENEFICIALLY                  0
 OWNED BY           ------------------------------------------------------------
   EACH             9    SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                   0
                    ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                              0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          0
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                          -------------------
CUSIP No. 44980K107                    13D                    Page 9 of 18 Pages
-------------------                                          -------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     Arizona Acquisition Corp.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) / /
                                                                         (b) / /

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     Not applicable
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEM 2(d) or 2(e)                                                         / /

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     DE
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER

                              0
                    ------------------------------------------------------------
 NUMBER OF          8    SHARED VOTING POWER
  SHARES
BENEFICIALLY                  0
 OWNED BY           ------------------------------------------------------------
   EACH             9    SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                   0
                    ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                              0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          0
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

          This Amendment No. 3 amends the Schedule 13D and each of Amendment No.1 and Amendment No. 2 thereto filed by CSH LLC, Arizona Acquisition Corp., John O'Mara and David Kirby on December 29, 1997, December 30, 1997 and April 27, 1998, respectively. Information in prior amendments and the original
Schedule 13D remains in effect except to the extent that it is superseded by the information contained in this Amendment No. 3. Information given in response to each item shall be deemed incorporated by reference in all other items.

          ITEM 1.   SECURITY AND ISSUER.

          The class of equity securities to which this statement relates is the common stock, $0.01 par value per share (the "Shares"), of IPC Information Systems, Inc., a Delaware corporation ("IPC"). The principal executive offices of IPC Information Systems, Inc. are located at 88 Pine Street, New York, New York 10005.

          ITEM 2.   IDENTITY AND BACKGROUND.

          This Schedule 13D is being filed jointly on behalf of the following persons (collectively, the "Reporting Persons"): (i) Cable Systems Holding, LLC, a Delaware limited liability company ("CSH LLC"); (ii) Cable Systems Holding Company, a Delaware Corporation ("CSH"); (iii) Cable Systems International, Inc., a Delaware corporation ("CSI"); (iv) Peter A. Woog ("Woog"); (v) the Woog Family Limited Partnership (the "Woog Partnership"); (vi) David Kirby ("Kirby"); (vii) John O'Mara ("O'Mara") and (viii) Arizona Acquisition Corp. ("AAC").

          CSH LLC is a Delaware limited liability company which engages in certain telecommunication businesses through its subsidiaries.

          CSH is a Delaware corporation which owns 100% of the outstanding capital stock of CSI (see description below) and a majority of the capital stock of LoDan Electronics Incorporated ("LoDan"), a leading edge supplier of high-quality, high-performance cable assemblies and electronic sub-assemblies to a number of the world's largest electronic and communications equipment providers.

          CSI is a Delaware corporation which manufactures a wide variety of copper telephone cable, outside telephone wire and inside (or premises) wire products, ranging in size from a single twisted pair wire to a 4,200 pair cable.

          The Woog Partnership is an Arizona limited partnership of which Woog is the general partner, which owns certain securities of CSH LLC.

          AAC, a Delaware corporation, was a transitory merger subsidiary formed for the purposes of the transaction described in Item 4 below. AAC merged with and into IPC on April 30, 1998 with IPC as the Surviving Corporation.

          The name, business address, citizenship, present principal occupation or employment and the name and business address of any corporation or organization in which each such employment is conducted of each executive officer or member of the Board of Directors of CSH LLC, CSI and CSH are set forth on Schedules A through C, respectively, attached hereto.

          The business address of the Woog Partnership is c/o Peter A. Woog, General Partner, c/o Cable Systems International, Inc., 505 North 51st Avenue, Phoenix, Arizona 85043-2701.

          Woog's business address is c/o Cable Systems International, Inc., 505 North 51st Avenue, Phoenix, Arizona 85043-2701. Woog is a U.S. citizen. His present principal occupation is President and Chief Executive Officer of CSI and CSH and Manager of CSH LLC. He serves as Chairman of the Board of Directors of IPC and is a director of CSH, CSI, LoDan, the Arizona Association of Industries and the Samaritan Health System.

          Kirby's business address is 24 Father Peter's Lane, New Canaan, CT, 06840 and he is a U.S. citizen. Kirby's present principal occupation is a private investor/financial advisor.

          O'Mara's business address is 623 Lake Avenue, Greenwich, CT, 06830 and he is a U.S. citizen. O'Mara's present principal occupation is a private investor/consultant. He serves on the Board of Directors of Baldwin & Lyons Inc., The Midland Company, Plantronics Inc., Glenoit Inc., The Garden Companies, Condere Inc., and Purcell Industries.

          In addition, members of CSH LLC holding certain classes of securities are entitled to exercise jointly decision-making authority with respect to 1,704,792 Shares held by CSH LLC. Information with respect to such persons is also set forth on Schedule A hereto.


          During the past five (5) years, neither any of the Reporting Persons nor, to the best knowledge of any of the Reporting Persons, any of the other persons listed on Schedules A through C attached hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

          ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          On April 30, 1998, CSH LLC purchased 1,704,792 shares of Common Stock of AAC, par value $.01 per share (the "AAC Common Stock") at a price of $21.00 per share for a total purchase price of $35,800,632.00, which proceeds were derived from capital contributions to CSH LLC.

          On April 30, 1998, CSI purchased 758,095 shares of AAC Common Stock at a price of $21.00 per share for a total purchase price of $15,919,995.00, which proceeds were derived from working capital and the proceeds of a loan issued pursuant to a Credit Agreement, dated as of October 4, 1996, by and among CSI, CSH, the Lenders (as defined therein), Merrill Lynch & Co., as arranger and syndication agent, and NationsBank of Texas, N.A., as administrative agent for the Lenders.

          See Item 4 below for a description of the merger of AAC with and into IPC.

          ITEM 4.   PURPOSE OF TRANSACTION.

          On December 18, 1997, IPC and AAC entered into the Agreement and Plan of Merger, which was amended on April 9, 1998 (the "Merger Agreement," a copy of which was previously filed with the Securities Exchange Commission ("SEC") as
Exhibit 2 to Amendment No. 2 to this Schedule 13D on April 27, 1998, and is incorporated herein by reference). The Merger Agreement provided, among other things, for the merger of AAC with and into IPC (the "Merger"), with IPC as the surviving corporation (the "Surviving Corporation"). The transactions contemplated by the Merger Agreement (the "Transactions") were approved by the shareholders of IPC and were consummated, in each case, on April 30, 1998 (the "Effective Time").

          The Amended and Restated Investors Agreement, dated as of April 9, 1998, by and among CSH LLC, CSI, Richard Kleinknecht, David Walsh, Anthony Servidio and Lawrence, Smith & Horey III, L.P. ("LSH") (the "Investors Agreement," a copy of which was previously filed with the SEC as Exhibit 3 to Amendment No. 2 to this Schedule 13D on April 27, 1998, and is incorporated herein by reference) became in full force and effect as of the Effective Time. As a result of the Investors Agreement, the Reporting Persons may constitute a group with Messrs. Kleinknecht, Walsh and Servidio and LSH.

          Immediately after the Effective Time, 1,203,780 Shares, representing approximately 31.6% of the Surviving Corporation, are held by the public shareholders, including Richard P. Kleinknecht, 758,095 Shares, representing approximately 19.9% of the Surviving Corporation, are held by CSI, 1,704,792 Shares, representing approximately 44.75% of the Surviving Corporation, are held by CSH LLC and 142,857 Shares, representing approximately 3.75% of the Surviving Corporation, are held by LSH. As a result of the Transactions, CSH LLC and its affiliates, including the Reporting Persons, control IPC.

          CSH LLC may from time to time effect acquisitions in the open market.

          ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          The information set forth in Items 7-13 of each of the cover sheets filed herewith is incorporated by reference in response to this Item.

          Pursuant to the terms of the Merger Agreement, on April 30, 1998, IPC filed a Certificate of Merger with the Secretary of State of the State of Delaware, and the Merger was effective as of the filing of such certificate.

          Immediately prior to the Effective Time, CSH LLC purchased 1,704,792 shares of AAC Common Stock at a price of $21.00 per share for a total purchase price of $35,800,632.00. By virtue of the Merger on April 30, 1998, CSH LLC beneficially owned 1,704,792 Shares, representing approximately 44.75% of the Surviving Corporation, at the Effective Time. As stated above, decision-making with respect to these Shares is controlled by three members of CSH LLC, acting jointly. Accordingly, the reported beneficial ownership of Woog and the Woog Partnership excludes these Shares.

          Immediately prior to the Effective Time, CSI purchased 758,095 shares of AAC Common Stock at a price of $21.00 per share for a total purchase price of $15,919,995.00. By virtue of the Merger on April 30, 1998, CSI beneficially owned 758,095 Shares, representing approximately 19.9% of the Surviving Corporation, at the Effective Time.

          CSI is a wholly-owned subsidiary of CSH. CSH LLC owns 56,685.64 shares of Class A Common Stock of CSH, representing approximately 52.08% of the outstanding shares of Class A Common Stock of CSH. The Woog Partnership owns 51% of the voting interests in CSH LLC attributable to CSH having the rights and obligations specified with respect to CSH Class A Common Units. Woog is the general partner of the Woog Partnership.

          CSH, Woog and Woog Partnership may be deemed, for purposes of Rule 13d-3 promulgated under the Exchange Act, to beneficially own indirectly 758,095 Shares that may be deemed to be owned beneficially by CSI. The aggregate beneficial ownership of CSH LLC (both direct and indirect) is 2,462,887, or 64.65% of the outstanding class.

          From and after the time of the Merger, O'Mara, Kirby and AAC are not beneficial owners of more than five percent of the outstanding class of Shares, and therefore such persons are no longer Reporting Persons. See also Schedule A attached hereto.

          Promptly after the Effective Time, Walsh exchanged 336 shares of Common Stock, par value $.01 per share of International Exchange Networks, Ltd. ("IXnet Common Stock") (now a wholly-owned subsidiary of IPC), for 137,143 shares of Surviving Corporation Common Stock and Servidio exchanged 224 shares of IXnet Common Stock for 91,427 shares of Surviving Corporation Common Stock pursuant to the Share Exchange and Termination Agreement, dated as of December 18, 1997, by and among IPC, International Exchange Networks, Ltd., Walsh and Servidio. After giving effect to this exchange, CSH LLC owns approximately 42.22% of the Surviving Corporation and CSI owns approximately 18.77% of the Surviving Corporation.

          ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          See response to Item 4.

          Each of the Merger Agreement and Investors Agreement, which were previously filed with the SEC as Exhibits 2 and 3, respectively, to Amendment No. 2 to Schedule 13D on April 27, 1998, is incorporated herein by reference.

          Except for the agreements described in the response to Item 4, and except as disclosed previously in the original Schedule 13D and Amendments No.1 and 2 thereto, as filed by CSH LLC, Arizona Acquisition Corp., John O'Mara and David Kirby with the SEC on December 29, 1997, December 30, 1997 and April 27, 1998, respectively, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2, and any other person, with respect to any securities of IPC, including, but not limited to, transfer or voting arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

          ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          Exhibit 1:  Joint Filing Agreement among the Reporting Persons

          Exhibit 2: Amended and Restated Agreement and Plan of Merger, dated as of December 18, 1998 as amended and restated on April 9, 1998, by and between IPC Information Systems, Inc. and Arizona Acquisition Corp. (incorporated by reference to Amendment No. 2 to Schedule 13D as filed with the SEC on April 27,
1998).

          Exhibit 3: Amended and Restated Investors Agreement, dated as of April 9, 1998, by and among Cable Systems Holding, LLC, Cable Systems International, Inc., Richard Kleinknecht, David Walsh, Anthony Servidio and Lawrence, Smith & Horey III, L.P. (incorporated by reference to Amendment No. 2 to Schedule 13D as filed with the SEC on April 27, 1998).

                                      SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 20, 1998

                    Cable Systems Holding, LLC


                    By: /s/ Peter A. Woog
                       -----------------------------
                       Name:  Peter A. Woog
                       Title: Manager



After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 20, 1998

                    Cable Systems Holding Company


                    By: /s/ Peter A. Woog
                       -----------------------------
                       Name:  Peter A. Woog
                       Title: President & CEO


     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  May 20, 1998

                    Cable Systems International, Inc.


                    By: /s/ Peter A. Woog
                       -----------------------------
                       Name:  Peter A. Woog
                       Title: President & CEO



     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  May 20, 1998

                    By: /s/ Peter A. Woog
                       -----------------------------
                       Name: Peter A. Woog

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  May 20, 1998

                    Woog Family Limited Partnership

                    By: /s/ Peter A. Woog
                       -----------------------------
                       Name: Peter A. Woog
                       Title: General Partner


     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  May 20, 1998

                    /s/ David Kirby
                    ---------------------------------
                    David Kirby



     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  May 20, 1998



                    /s/ John O'Mara
                    --------------------------------
                    John O'Mara


     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 20, 1998

                    Arizona Acquisition Corp.


                    By: /s/ Peter A. Woog
                       -----------------------------
                       Name:  Peter A. Woog
                       Title: President

                                                                      Schedule A

                                       Managers
                                          of
                              Cable Systems Holding, LLC

     The names and titles of the Managers of Cable Systems Holding, LLC ("CSH LLC") and their business addresses and principal occupations are set forth below. If no address is given, the Manager's business address is that of CSH LLC at 505 North 51st Avenue, Phoenix, Arizona 85043-2701. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to CSH LLC and each individual is a United States citizen.

Name, Business Address                  Present Principal Occupation
----------------------                  ----------------------------

    Peter A. Woog                       Manager; President and Chief Executive
                                        Officer of Cable Systems International
                                        Inc.; President and Chief Executive
                                        Officer of Cable Systems Holding Company

    Bruce Burkett                       Manager; Secretary, Treasurer and Chief
                                        Financial Officer of Cable Systems
                                        International, Inc.; Secretary,
                                        Treasurer and Chief Financial Officer of
                                        Cable Systems Holding Company

     Members of CSH LLC with authority to make decisions regarding 1,704,792 shares of IPC Common Stock held by CSH LLC:


Name, Business Address                  Present Principal Occupation
----------------------                  ----------------------------

David Kirby                             Private Investor/Consultant
24 Father Peter's Lane
New Canaan, CT 06840

John O'Mara                             Private Investor/Consultant
623 Lake Avenue
Greenwich, CT 06830

Citicorp Venture Capital, Ltd.          A  wholly-owned subsidiary of Citibank,
399 Park Avenue, 14th Floor             N.A., a national banking association,
New York, NY 10043                      which, in turn, is a wholly-owned
                                        subsidiary of Citicorp, a Delaware
                                        corporation

                                                                      Schedule B

                           Executive Officers and Directors
                                          of
                            Cable Systems Holding Company

     The names of the Directors and the names and titles of the Executive Officers of Cable Systems Holding Company ("CSH") and their business addresses and principal occupations are set forth below. If no address is given, the Director's or Executive Officer's business address is that of CSH at 505 North 51st Avenue, Phoenix, Arizona 85043-2701. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to CSH and each individual is a United States citizen.

Name, Business Address                  Present Principal Occupation
----------------------                  ----------------------------

Peter A. Woog*                          President and Chief Executive Officer;
                                        President and Chief Executive Officer of
                                        Cable Systems International, Inc.;
                                        Manager of Cable Systems Holding, LLC.

Bruce Burkett*                          Secretary, Treasurer and Chief Financial
                                        Officer; Secretary, Treasurer and Chief
                                        Financial Officer of Cable Systems
                                        International, Inc.; Manager of Cable
                                        Systems Holding, LLC


------------------
*  Director

                                                                      Schedule C

                           Executive Officers and Directors
                                          of
                          Cable Systems International, Inc.

     The names of the Directors and the names and titles of the Executive Officers of Cable Systems International, Inc. ("CSI") and their business addresses and principal occupations are set forth below. If no address is given, the Director's or Executive Officer's business address is that of CSI at 505 North 51st Avenue, Phoenix, Arizona 85043-2701. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to CSI and each individual is a United States citizen.

Name, Business Address                  Present Principal Occupation
----------------------                  ----------------------------

Peter A. Woog*                          President and Chief Executive Officer;
                                        President and Chief Executive Officer of
                                        Cable Systems Holding Company; Manager
                                        of Cable Systems Holding, LLC

Bruce Burkett*                          Secretary, Treasurer and Chief Financial
                                        Officer; Secretary, Treasurer and Chief
                                        Financial Officer of Cable Systems
                                        Holding Company; Manager of Cable
                                        Systems Holding, LLC


------------------
*  Director